Exhibit (a)(5)(S)

Vale is in going through an important period of transition. A corporate restructuring was approved and will enable Vale to adapt to the most modern governance practices in the market, in line with the ones adopted by large globalcompanies. By means of this transaction,Vale may turn into a company without a defined controlling shareholder. which gives more independence to the company's administration,greater protection and expansion of the minority shareholders' power. For this,Vale's shareholder has an important decision to make: to convert his preferred shares into common shares.

What are the potential benefits of the conversion for you? .,. Potentialappreciation of your shares. Historical records show that companies with stronger governance,with greater independence and transparency in decision making,generate more value to the shareholder. .,. Increase in minority shareholders participation Minority shareholders will have full voting rgi hts and may participate in the company's main decisions, by appointing at least two independent Board members. .,. Increase in liquidity With the preferred share conversion. the trend is to increase trading volumes of common shares in the market. .,. Tag along Minority common shareholders will have equaltreatment to controlling shareholders in case of eventual sale of the company's control. Voluntary conversion of preferred shares (PN) into common shares (ON): UntilAugust 11th, all brokers and custodian agents should conclude their conversion process. Please check with your brokerage firm their deadline and make a decision to convert preferred shares of Vale into common shares with a conversion ratio of 0.9342 ON for each PN. The transaction and consequently the potentialbenefits presented are conditioned to the adhesion of at least 54.09% of class "A" preferred shares (excluding treasury shares) to the voluntary conversion.

How to convert your shares: The conversion of preferred shares is not done by Vale, but only by your brokerage firm or bank. Contact your brokerage firm to understand your case and request participation in the process of voluntary conversion. 17-18161-1 C1.1 P6